

April 29, 2016

Mail Stop 4720

<u>Via E-mail</u>
Latosha M. Frye
Chief Financial Officer
Northrim Bancorp, Inc.
3111 C Street
Anchorage, Alaska 99503

  Re: Northrim Bancorp, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2015
     Filed March 11, 2016
     File No. 000-33501

Dear Ms. Frye:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2015</u>

<u>Item 8. Financial Statements and Supplementary Data</u>

<u>Note 1 – Summary of Significant Accounting Policies, page 63</u>

<u>Acquired Loans, page 65</u>

1. We note your disclosure on page 65 that you have evaluated the credit quality of purchased non-credit impaired loans and have determined that excluding these loans from the allowance for loan losses calculation is appropriate based on their stable credit quality since acquisition. We also note per your disclosure on page 71 that you acquired $138.4 million of loans from your acquisition of Alaska Pacific on April 1, 2014, which represented approximately 15% of your loan portfolio as of December 31, 2014. We note that the vast majority of these loans (approximately 98%) were not considered to be

within the scope of ASC 310-30, and that you recorded a nominal purchase adjustment for credit, interest rate and liquidity risk for these loans at the date of acquisition. Please respond to the following:

- Tell us the types of loans acquired in the Alaska Pacific acquisition and separately quantify which of the loan categories on page 81 the loans are classified within.
- Describe for us in detail how you assessed these loans for credit impairment in light of the fact that you have excluded them from your allowance for loan loss calculation.
- Tell us whether any of the loans acquired are in loan categories or geographic areas where you do not have any prior experience making loans.
- Tell us whether the underwriting criteria utilized by Alaska Pacific in originating the loans are similar to the criteria you utilize.
- Tell us why you believed it was not appropriate to evaluate these loans for impairment consistent with the rest of your loan portfolio.

Note 2 – Business Combinations, page 70

Residential Mortgage, page 72

2.   We note your disclosure regarding your conclusion that the earn-out payments should be reflected as acquisition consideration instead of compensation, and you describe the factors considered on page 73. However, we note per the acquisition agreement filed as Exhibit 2.1 to your Form 10-Q for the quarter ended September 30, 2014 that your obligation to make the earn-out payments shall cease immediately for the then current earn-out year and the remainder of the earn-out period if two or more of the Seller Members have terminated their employment with the Company, been terminated by you for cause, died or suffered any mental or physical disability which prevents them from performing their essential functions. Tell us how you considered the guidance in ASC 805-10-55-25(a) that states that a contingent consideration arrangement in which the payments are automatically forfeited if employment terminates is consideration for post-combination services.

Note 6 – Loans and Credit Quality, page 86

3.   We note your disclosure on page 5 that you estimate that approximately 5% of portfolio loans have direct exposure to the oil and gas industry in Alaska. We also note your disclosures on the Alaskan economy beginning on page 6, and your Risk Factors beginning on page 12, that discuss the uncertain environment you are operating in, which is driven in large part by the dramatic decrease in the price of oil and the fact that you estimate that one third of the Alaskan economy is related to oil. In light of the potential effect of the declining oil prices on your loan portfolio and overall operations, please respond to the following:

- Tell us, and separately quantify, which of the loan categories on page 81 contain your direct oil and gas exposures.
- Tell us in more detail how you are defining "direct exposure" for purposes of your estimate that 5% of your portfolio loans have direct exposure to the oil and gas industry.
- To the extent known, separately quantify the portion of your allowance for loan losses that relates to your direct exposure to the oil and gas industry.
- Quantify the amount of any unfunded lending commitments to companies having exposure to the oil and gas industry.
- Tell us whether you have performed any analysis to try to quantify the impact of loans "indirectly" affected by the oil and gas industry. For example, tell us whether you have analyzed certain loan portfolios to be of higher risk to the exposure to the price of oil and gas, even though you have not considered them as direct exposure to the oil and gas industry. Examples of potential higher risk "indirectly" affected loan portfolios could be loans to service companies (hotels, restaurants, retail) in towns where employment is principally oil-related.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michelle Miller at 202-551-3368 or me at 202-551-3512 with any questions.

Sincerely,

/s/ Stephanie L. Sullivan

Stephanie L. Sullivan
Senior Assistant Chief Accountant
Office of Financial Services